Exhibit 99.2

July 1, 2021

Mr. William Rainer

Chairman of the Board of Directors

Santander Consumer USA Holdings Inc.

1601 Elm Street, Suite 800

Dallas, Texas 75201

Dear Bill,

Santander Holdings USA, Inc. (“SHUSA”) is pleased to submit this proposal to acquire all of the outstanding shares of common stock of Santander Consumer USA Holdings Inc. (the “Company” or “SC”) that are not currently owned by SHUSA, for a purchase price of $39.00 per share, in cash (our “Proposal”).

We believe that our Proposal reflects an attractive value to SC’s public shareholders. Specifically, $39.00 per share represents a premium of 7.4% to yesterday’s closing price of $36.32. This premium is on top of the Company’s strong share price gains since the beginning of the year, including relative to its peers, and reflects a 30.4% premium to SC’s average share price since January 1, 2021.

As you know, we currently beneficially own shares representing approximately 80% of the outstanding shares. Given our knowledge of the Company, we are in a position to proceed with the proposed transaction in an expedited manner.

Our Proposal is subject to the approval of the Company’s Board of Directors and the negotiation and execution of mutually acceptable definitive transaction documentation. We understand that a special committee of independent and disinterested directors (the “Special Committee”) of the Company’s Board of Directors (the “Board”) will consider our Proposal and make a recommendation to the Board.

In considering our Proposal, you should know that, in our capacity as a shareholder of the Company, we are interested only in acquiring the shares not already owned by us and that in such capacity we have no interest in selling any of the shares owned by us nor would we expect, in our capacity as a shareholder, to vote in favor of any alternative sale, merger or similar transaction involving the Company.

Please be aware that we reserve the right to withdraw or modify our Proposal in any manner at any time. No legal obligation with respect to the Proposal or any other transaction shall arise unless and until execution of mutually acceptable definitive transaction documentation between us and the Company.

In connection with our Proposal, we have engaged J.P. Morgan Securities LLC as our financial advisor and Wachtell, Lipton, Rosen & Katz as our legal advisor. We assume that the Special Committee will retain its own independent legal and financial advisors to assist in its review of our Proposal. We and our advisors look forward to working with the Special Committee and its advisors to expeditiously negotiate and consummate a mutually acceptable transaction. We are available at your convenience to discuss any aspects of our Proposal and this important transaction.

Sincerely,

SANTANDER HOLDINGS USA, INC.

/s/ T. Timothy Ryan Jr.
T. Timothy Ryan, Jr.
Chairman of the Board

CC:	Ana Botin

Tim Wennes

Hector Grisi